EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE	DATE: April 29, 2005

Acheson, Alberta – North American Energy Partners announced today that the waiver of potential defaults under its existing senior secured credit facility, which expires today, is being replaced with a forbearance agreement with the lenders under that credit facility. The agreement provides that the lenders will forbear from accelerating the obligations under the existing senior secured credit facility until the earliest of July 15, 2005 and specified events. During the forbearance period, the lenders will not make any additional loans or provide any additional letters of credit.

As previously announced, the sale of the senior secured notes and the finalization of the new revolving credit facilty, which will replace the existing senior secured credit facility, are scheduled to be completed on May 10, 2005. The closing of the sale of the notes is subject to various conditions precedent, including that the new revolving credit facility will be finalized.

North American Energy Partners is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960 – 2266

brobert@nacg.ca

This news release contains forward-looking statements. Although the company believes that its expectations are based on reasonable assumptions, no assurance can be given that its goals will be achieved. Any number of factors and uncertainties, many of which are beyond the company’s control, could cause actual results to differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are enumerated in the company’s reports on Form 6-K filed with the United Stated Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements, and the company undertakes no obligation to update those statements.